Exhibit 99.1

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

(Unaudited)

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	109,213	293,290	41,198
Accounts receivable, net	-	51,171	7,188
Prepaid expenses and other current assets, net	45,535	49,302	6,925
Amount due from related parties	566	555	78
Inventories	6,351	4,694	659
Total current assets	161,665	399,012	56,048
Non-current assets
Property and equipment, net	39,599	36,683	5,153
Operating lease right-of-use assets, net	1,714	1,172	165
Finance lease right-of-use assets, net	2,246	2,246	315
Intangible assets, net	205	189	27
Deferred loss on sale-leaseback	605	526	74
Total non-current assets	44,369	40,816	5,734
Total assets	206,034	439,828	61,782

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	138,504	183,345	25,754
Note payable	-	8,000	1,124
Short-term borrowings	57,600	62,367	8,761
Current portion of government grants	1,812	1,812	255
Amount due to related parties	40,787	41,744	5,864
Lease liability	4,085	2,554	359
Other payables and accrued liabilities	89,350	90,190	12,669
Current liabilities related to discontinued operation	1,601	1,752	247
Total current liabilities	333,739	391,764	55,033
Non-current liabilities
Long-term borrowings	6,000	5,700	801
Government grants	2,530	1,623	228
Lease liability - non-current	1,619	1,014	142
Total non-current liabilities	10,149	8,337	1,171
Total liabilities (including amounts of the consolidated VIE without recourse to the Company of RMB295,304 and RMB340,907 as of March 31, 2025, and September 30, 2025, respectively)	343,888	400,101	56,204
Commitments and contingencies	-	-	-

Shareholder’s equity
Class A ordinary shares, par value US$0.5; Authorized: 900,000,000 shares; Issued and outstanding: 7,208 shares as of March 31, 2025 and 2019,708 shares as of September 30, 2025*	26	719	101
Class B ordinary shares, par value US$0.001; Authorized: 100,000,000 shares; nil shares issued and outstanding as of March 31, 2025 and September 30, 2025*	-	-	-
Additional paid-in capital	732,909	1,070,667	150,396
Subscription receivables	-	(160,476)	(22,542)
Accumulated deficit	(878,915)	(869,561)	(122,147)
Accumulated other comprehensive income	13,317	3,569	499
Total UTime Limited shareholder’s equity	(132,663)	44,918	6,307
Non-controlling interests	(5,191)	(5,191)	(729)
Total shareholders’ equity	(137,854)	39,727	5,578
Total liabilities and shareholders’ equity	206,034	439,828	61,782

*	On March 31, 2025, the Company effected a 1-for-10 reverse share split of its ordinary shares; on November 11, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; and on January 26, 2026, the Company effected a 1-for-5 reverse share split of its Class A ordinary shares. All share and per share information presented in the accompanying condensed consolidated financial statements have been retrospectively adjusted to reflect these share consolidation events.

The accompanying notes are an integral part of these consolidated financial statements.

F-1

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

(Unaudited)

		Six months ended September 30,
	Note	2024	2025
		RMB	RMB	USD

Revenue	16	138,405	99,531	13,981
Cost of sales		132,417	93,998	13,204
Gross profit		5,988	5,533	777
Operating expenses:
Selling expenses		5,245	1,132	159
General and administrative expenses		128,605	6,206	872
Other income, net	12	(2,295)	(12,835)	(1,802)
Total operating expenses/(income)		131,555	(5,497)	(771)
(Loss)/Profit from operations		(125,567)	11,030	1,548
Interest expenses		1,809	1,676	236
(Loss)/Profit before income taxes		(127,376)	9,354	1,312
Income tax benefits		59	-	-
Net (loss)/profit		(127,317)	9,354	1,312
Less: Net loss attributable to non-controlling interests		-	-	-
Net (loss)/profit attributable to UTime Limited		(127,317)	9,354	1,312

Comprehensive (loss)/income
Net (loss)/profit		(127,317)	9,354	1,312
Foreign currency translation adjustment		1,231	(9,748)	(1,369)
Total comprehensive loss		(126,086)	(394)	(57)
Less: Comprehensive (loss)/income attributable to non-controlling interest		-	-	-
Comprehensive loss attributable to UTime Limited		(126,086)	(394)	(57)

(Loss)/Earnings per share attributable to UTime Limited
Continuing operations		(26.16)	0.11	0.02
Discontinued operation		-	-	-

Weighted average ordinary shares outstanding
Basic and diluted		4,867	82,650	82,650

The accompanying notes are an integral part of these consolidated financial statements.

F-2

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

(Unaudited)

	Equity attributable to UTime Limited
	Class A Ordinary shares		Additional		Retained Earnings	Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	Subscription Receivable	(Accumulated Deficit)	Comprehensive Income (Loss)	Controlling Interests	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2024	3,137	12	573,881	-	(208,828)	2,733	(5,191)	362,607

Issuance of ordinary shares	1,560	5	35,083	-	-	-	-	35,088
Issuance of shares to officers	471	1	107,975	-	-	-	-	107,976
Net loss	-	-	-	-	(127,317)	-	-	(127,317)
Foreign currency translation difference	-	-	-	-	-	1,231	-	1,231
Balance as of September 30, 2024	5,168	18	716,939	-	(336,145)	3,964	(5,191)	379,585

Balance as of April 1, 2025	7,208	26	732,909	-	(878,915)	13,317	(5,191)	(137,854)

Issuance of ordinary shares	194,762	693	337,758	(160,476)	-	-	-	177,975

Net profit	-	-	-	-	9,354	-	-	9,354
Foreign currency translation difference	-	-	-	-	-	(9,748)	-	(9,748)
Balance as of September 30, 2025	201,970	719	1,070,667	(160,476)	(869,561)	3,569	(5,191)	39,727

*	On March 31, 2025, the Company effected a 1-for-10 reverse share split of its ordinary shares; on November 11, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; and on January 26, 2026, the Company effected a 1-for-5 reverse share split of its Class A ordinary shares. All share and per share information presented in the accompanying condensed consolidated financial statements have been retrospectively adjusted to reflect these share consolidation events.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

(Unaudited)

	Six months ended September 30,
	2024	2025
	RMB	RMB	USD
Cash flows from operating activities:
Net (loss)/profit	(127,317)	9,354	1,312
Adjustments to reconcile net (loss)/income from operations to net cash used by operating activities:
Depreciation and amortization	2,973	2,974	418
Amortisation of operating lease right of use assets	-	542	76
Share-based compensation	107,975	-	-
Gain on de registration	-	(2,189)	(307)
Reversal of allowance for credit losses	-	(9,126)	(1,282)
Reversal of allowances for obsolete inventories	-	(3,693)	(519)
Net changes in operating assets and liabilities:
Accounts receivable	(4,940)	(45,089)	(6,334)
Prepaid expenses and other current assets	(18,025)	(965)	(136)
Note payable	-	8,000	1,124
Inventories	(1,545)	5,350	752
Accounts payable	22,017	44,841	6,299
Other payables and accrued liabilities	11,479	3,271	460
Government grants	(906)	(907)	(127)
Income taxes payable	(59)	-	-
Other non-current assets	-	79	11
Operating lease liabilities	-	(574)	(81)
Net cash (used in)/provided by operating activities	(8,348)	11,868	1,666

Cash flows from investing activities:
Purchase of property and equipment	-	(44)	(6)
Net cash used in investing activities	-	(44)	(6)

Cash flows from financing activities:
Proceeds from short-term borrowings	8,000	13,400	1,882
Proceeds from issuance of ordinary shares	35,088	177,975	25,000
Related parties	6	968	136
Repayment of short-term borrowings	(5,952)	(8,933)	(1,255)
Repayment of finance liabilities	-	(2,136)	(300)
Net cash provided by financing activities	37,142	181,274	25,463

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(128)	(9,021)	(975)
Net increase in cash and cash equivalent and restricted cash	28,666	184,077	26,148
Cash and cash equivalents and restricted cash at beginning of period	77,179	109,213	15,050
Cash and cash equivalents and restricted cash at end of period	105,845	293,290	41,198

F-4

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Six months ended September 30,
	2024	2025
	RMB	RMB	USD
Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	-	-	-
Interest paid	-	1,426	200

Cash paid for amounts including in the measurement of lease liabilities:
Operating cash outflows from operating leases	2,076	615	86

	As of September 30,
	2024	2025
	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in unaudited condensed consolidated statements of cash flows
Restricted cash	500	-	-
Cash and cash equivalents	105,345	293,290	41,198
Cash, cash equivalents and restricted cash	105,845	293,290	41,198

The accompanying notes are an integral part of these consolidated financial statements.

F-5

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

UTime Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2018. UTime Limited does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, its variable interest entity (“VIE”) and the subsidiaries of the VIE. UTime Limited, its subsidiaries, its VIE and the subsidiaries of the VIE (together, the “Company”) is primarily engaged in the business of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories.

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (“PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, in exchange for total consideration of RMB9.6 million in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17.2 million and were transferred to equity attributable to UTime Limited, of which RMB1.0 million relating to foreign currency translation was transferred to the accumulated other comprehensive income, and the remaining balance of RMB16.2 million was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

In preparation for conducting an initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November and December 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong and Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was incorporated in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with the VIE and Mr. Bao, which were further amended and restated in August and September of 2019, respectively, and were entered into among UTime the WFOE, the VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the financial statements of the VIE and its subsidiaries with those of the Company.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services for the Company’s own in-house brand products in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrustment agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”). Bridgetime was incorporated on September 5, 2016 in British Virgin Island (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of equity interest.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing the shareholder structure so that Mr. Wukai Song owned a 90% equity interest, with such equity interest controlled by Mr. Bao through an entrustment agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owned 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him a nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US$1.00, which transaction was accounted as a cancellation of non-controlling interest in the consolidated statements of shareholders’ equity.

F-6

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Thereafter, Mr. WuKai Song owned 100% of the equity interest of Bridgetime, which interest is controlled by Mr. Bao through an entrustment agreement between Mr. Bao and Mr. Wukai Song. On May 23, 2019, the Bridgetime board of directors approved a resolution that transferred 135,000 ordinary shares owned by Mr. Wukai Song to UTime Limited. As a result, Bridgetime is currently a wholly-owned subsidiary of the Company. Since inception, Bridgetime has only made nominal investments into Do Mobile and no other substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution authorizing the transfer of 12,000,000 ordinary shares owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the laws of the British Virgin Islands (“BVI”) and 100% owned by Mr. Bao.

As all of the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the laws of the BVI and controlled by Mr. He. HMercury Capital Limited purchased an aggregate of 377,514 ordinary shares. On the same day, the Company’s board of directors approved a resolution authorizing the issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Grandsky Phoenix Limited and HMercury Capital Limited own 96.95% and 3.05% of equity interest of the Company.

On April 29, 2020, the Company’s board of directors approved a resolution, which became effective immediately, authorizing the repurchase of 7,620,000 and 239,721 ordinary shares at par value (the “Repurchased Shares”) from Grandsky Phoenix Limited and HMercury Capital Limited, respectively. The Repurchased Shares were subsequently cancelled. in accordance with their respective share ownership percentages based on the share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company’s board of directors approved a resolution and signed a capital contribution letter with each of Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letters, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issuance of additional shares of the Company. Before and after the repurchase of ordinary shares, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05%, respectively, of our issued and outstanding ordinary shares. The Company considers this repurchase of ordinary shares as part of the Company’s recapitalization which resulted in 4,517,793 ordinary shares issued and outstanding prior to completion of its IPO. The Company believes it is appropriate to reflect these nominal share repurchases to result in 4,517,793 ordinary shares being issued and outstanding or a reduction of 63.5% of total ordinary shares being issued and outstanding after the repurchase of ordinary shares similar to a 0.365-for-1 reverse stock split.

As of September 30, 2025, details of the subsidiaries and VIE of the Company are set forth below:

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	100%	Investment Holding
Do Mobile	October 24, 2016	India	99.99%	Sales of in-house brand products in India

F-7

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
VIE
UTime SZ	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	VIE’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	VIE’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s subsidiary	Trading
Guangxi UTime Technology Co., Ltd. (“UTime Guangxi”)	November 1, 2021	China	UTime Trading’s subsidiary	Manufacturing
Gesoper S De R.L. De C.V. (“Gesoper”)	October 21, 2020	Mexico	UTime Trading’s subsidiary	Trading
Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”)	November 12, 2021	Mexico	Gesoper’s subsidiary	Trading

(b) VIE Arrangements between the VIE and the Company’s PRC subsidiary

The Company conducts a substantial majority of its business in the PRC through a series of contractual arrangements with the VIE and its subsidiaries. The VIE and the subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and the subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantial majority of the Company’s revenues.

Our contractual arrangements with the VIE and its respective shareholders allow us to (i) determine the most significant economic activities of the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws. As a result of our direct ownership in UTime WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States of America (“US GAAP”). We have consolidated the financial results of the VIE and its subsidiaries in our unaudited consolidated financial statements in accordance with US GAAP.

The following is a summary of the contractual arrangements by and among UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support and technical and consulting services. The VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fees otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirements from time to time. The exclusive consultation and service agreement will continue to be valid unless a written agreement is signed by all parties terminating it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

F-8

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agreed to pledge 100% of their equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the shareholders, UTime WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. However, if the lowest price permitted by the then-effective PRC Law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by PRC Law. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC Law.

Power of Attorney. Pursuant to a series of powers of attorney dated March 19, 2019 and amended on September 4, 2019 issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholders with respect to all matters concerning the shareholding of such shareholders in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

Business Operation Agreement. Pursuant to the business operation agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE hereby acknowledges, agrees and jointly and severally warrants that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders hereby jointly agree to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

Spouse Consent Letter. Pursuant to a series of spousal consent letters dated March 19, 2019 and amended on September 4, 2019, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, the signing spouses confirmed and agreed that the equity interests of the VIE are the property of Mr. Bao and Mr. He and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

F-9

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinuing or restricting the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limiting the Company’s business expansion in China by way of entering into contractual arrangements;

●	imposing fines, confiscating the income from the Company’s PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or determine the most significant economic activities of the VIE; or

●	restricting or prohibiting our use of the proceeds of its IPO to finance our business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to determine the most significant economic activities of the VIE and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIE.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. The shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to determine the most significant economic activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

F-10

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2025 and September 30, 2025 are as follows:

	As of	As of
	March 31,	September 30,
	2025	2025
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	517	8,394
Accounts receivable, net	-	51,171
Prepaid expenses and other current assets, net	11,640	15,911
Due from related parties	566	555
Inventories	6,351	4,694
Total current assets	19,074	80,725
Non-current assets
Property and equipment, net	39,599	36,684
Operating lease right-of-use assets, net	1,714	1,172
Finance lease right-of-use assets, net	2,246	2,246
Intangible assets, net	205	189
Deferred loss on sale-leaseback	605	526
Total non-current assets	44,369	40,817
Total assets	63,443	121,542

Liabilities
Current liabilities
Accounts payable	138,504	184,720
Short-term borrowings	57,600	62,367
Notes payable	-	8,000
Current portion of government grants	1,812	1,812
Due to related parties	16,949	17,162
Lease liability	4,085	2,554
Other payables and accrued liabilities	64,604	55,955
Current liabilities related to discontinued operations	1,601	-
Total current liabilities	285,155	332,570
Non-current liabilities
Long-term borrowings	6,000	5,700
Government grants	2,530	1,623
Lease liability - non-current	1,619	1,014
Total non-current liabilities	10,149	8,337

Total liabilities	295,304	340,907

F-11

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The table sets forth the revenue, net loss and cash flows of the VIE and subsidiaries of VIE in the table below.

	Six months ended September 30,
	2024	2025
	RMB	RMB
Revenue	138,405	99,531
Net (loss)/income	(13,637)	9,123
Net cash (used in)/provided by operating activities	(4,520)	2,171
Net cash used in investing activities	-	(44)
Net cash provided by financing activities	2,048	4,467

(c) Initial Public Offering

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

(d) Asset Acquisitions

On December 17, 2021, the Company, through UTime Trading, acquired a 51% controlling equity interest of Gesoper S De R.L. De C.V. (“Gesoper”). Subsequently, on January 17, 2023, Gesoper acquired 85% of the economic equity interest in Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”), which were determined to be variable interest entities of which the Company is considered the primary beneficiary.

(e) Discontinued operations

The Company terminated operations in India during the period ended September 30, 2023, where in-house brand products were produced, and ceased operations in Mexico as of the year ended March 31, 2024. Due to an overall change of business environment in India and Mexico, the Company decided to make a strategic change and terminated these operations in India and Mexico. A loss on disposal of net assets related to operations in Mexico was recorded in the consolidated financial statements as of March 31, 2024. Assets, liabilities and expenses related to Mexico are disclosed as assets, liabilities and loss of discontinued operations in the consolidated financial statements as of March 31, 2024.

On July 16, 2025, the Company completed the industrial and commercial deregistration of Utime HZ, an inactive subsidiary in the People’s Republic of China. Utime HZ’s assets and liabilities represented approximately 0.04% of the Company’s consolidated total assets and total liabilities, respectively. Upon deregistration, the Company recognized a gain on disposal of approximately RMB2.2 million, primarily attributable to the derecognition of net liabilities of the subsidiary. The deregistration did not result in any cash proceeds and therefore did not give rise to investing cash flows in the consolidated statements of cash flows. The transaction did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

F-12

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — GOING CONCERN

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.

As of September 30, 2025, the Company had current assets of RMB399.0 million (US$56.0 million) and current liabilities of RMB391.8 million (US$55.0 million), resulting in a working capital of approximately RMB7.2 million (US$1.0 million). As of March 31, 2025, the Company had current assets of RMB161.7 million and current liabilities of RMB333.7 million, resulting in a negative working capital of approximately RMB172.0 million.

The Company had accumulated deficit of RMB878.9 million and RMB869.6 million (US$122.1 million) as of March 31, 2025, and September 30, 2025, respectively. For the six months ended September 30, 2025, the Company generated a net income of RMB9.4 million (US$1.3 million).

The Company continues to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. In addition, the Company is also working on raising additional funding to finance its operations and expand its business.

The consolidated financials have been prepared assuming that the Company will continue as a going concern and, accordingly, financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Going Concern Considerations

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

For the six months ended September 30, 2025, the Company generated positive net cash flows from operating activities and reported net income of RMB9.4 million. As of September 30, 2025, the Company had current assets of RMB399.0 million and current liabilities of RMB391.8 million, resulting in positive working capital of RMB7.2 million.

The improvement in the Company’s liquidity position during the period was primarily attributable to the issuance of ordinary shares, with total subscription proceeds of approximately RMB338 million. As of September 30, 2025, approximately RMB160 million related to share subscriptions remained outstanding and was recorded as share subscription receivable. Management expects to collect these outstanding amounts in accordance with the applicable subscription agreements.

Management has evaluated the Company’s liquidity position and cash flow projections for the twelve-month period following the issuance date of these unaudited consolidated financial statements. Based on the Company’s current cash position, positive operating cash flows, and expected collection of subscription receivables, management believes that the Company has sufficient liquidity to meet its obligations as they become due for at least the next twelve months.

Accordingly, the unaudited consolidated financial statements have been prepared on a going concern basis.

F-13

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the allowance for receivables, write down of other assets, useful lives of property and equipment, impairment on inventory, sales return, product warranties, determination of incremental borrowing rate for lease and valuation allowance against net deferred tax assets. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for long-term borrowings.

F-14

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable and other receivables are reflected in the Company’s consolidated balance sheets at their estimated collectible amounts. A substantial majority of its accounts receivable are derived from sales to well-known technological clients. The Company follows the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which the Company regularly assesses its ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. The Company provides an allowance for doubtful accounts when it determines that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. The Company takes into consideration (a) historical bad debts experience, (b) any circumstances of which it is aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in its customer or debtor payment history, and (d) its judgments as to prevailing economic conditions in the industry and the impact of those conditions on its customers and debtors. If circumstances change, such that the financial conditions of its customers or debtors are adversely affected and they are unable to meet their financial obligations to the Company, it may need to record additional allowances, which would result in a reduction of its net income.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2025, and September 30, 2025, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB109.2 million and RMB293.3 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Company establishes an accounting policy for the allowance for credit losses on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2025 and September 30, 2025, the allowance for credit losses on accounts receivable was RMB52.8 million and RMB46.1 million, respectively, and allowance for credit losses on other current assets was RMB450.8 million and RMB453.7 million, respectively. The decrease in allowance during the six months ended September 30, 2025 was primarily attributable to the collection of certain accounts receivable and other receivables that had been previously provided for, resulting in a reversal of previously recognized credit loss expense. No significant changes were made to the Company’s credit loss estimation methodology during the period.

Major customers and accounts receivable — During the six months ended September 30, 2024, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB41.69 million relate to notebook computer segment. During the six months ended September 30, 2025, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB36.32 million relate to notebook computer segment.

Major suppliers —During the six months ended September 30, 2024, the Company had two suppliers accounting over 10% of total purchases and processing fees. During the six months ended September 30, 2025, the Company had three suppliers accounting over 10% of total purchases and processing fees.

Inventories

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. When the estimated net realizable value of inventory is lower than its carrying amount, a write-down is recorded to reflect the lower value.

During the six months ended September 30, 2025, the Company recorded a reversal of previously recognized inventory write-downs of approximately RMB3.6 million. The reversal was primarily attributable to the sale of certain inventories that had previously been provided for and updated assessments of net realizable value based on improved sales performance and demand. No changes were made to the Company’s inventory valuation methodology during the period.

F-15

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expenses as incurred. Depreciation of property and equipment are provided using the straight-line method over their estimated useful lives as follows:

Useful life
Office real estate	48 years
Furniture and equipment	3 – 6 years
Production and other machineries	5 – 10 years

Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to other (income) expenses, net.

Intangible assets, net

Intangible asset results from the acquisition of the licensed software and customer relationships. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. The Company accounts for such licensed software with definite lives and amortized using the straight-line method over its estimated useful life of 3 to 10 years.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. No impairment charge was recognized for all periods presented.

Equity method investment

The Company’s long-term investments consist of equity method investment. Investment in entities in which the Company can exercise significant influence and holds an investment in voting ordinary shares or in-substance ordinary shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary.

F-16

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets.

All transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investment in those instruments.

Fair Value Measured or Disclosed on a Recurring Basis

Borrowings — Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of the Company’s borrowings approximates fair value as the borrowing bears interest rates that are similar to existing market rates.

Other financial items for disclosure purpose — The fair value of other financial items of the Company for disclosure purpose, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued liabilities, approximate their carrying value due to their short-term nature.

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants, but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the six months ended September 30, 2024 and 2025 were RMB1.9 million and RMB1.0 million, respectively.

F-17

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease, right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease, ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease, ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company derives revenue principally from the sale of mobile phones, notebook computers and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration the Company expects to be entitled from a customer in exchange for providing the goods or services.

F-18

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) its own in-house brands, positioned in emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 18 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the six months ended September 30, 2024 and 2025.

1) Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates its revenue through product sales, and shipping terms generally indicate when it has fulfilled its performance obligations and passed control of products to its customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since 1) it does not have the right of payment for the performance completed to date, 2) its work neither creates or enhances an asset controlled by customers until goods are delivered to the customer, 3) customers do not receive and consume benefits simultaneously provided by its performance.

F-19

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets and liabilities

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s cost of fulfillment as a manufacturer of products is classified as inventories and property and equipment, which are accounted for under the respective guidance for those asset types. Other costs of contract fulfillment are immaterial due to the nature of the Company’s products and their respective manufacturing processes.

Contract liabilities are mainly related to advance payments received from customers.

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold to end users through retailers in India, the warranty period includes a one year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added tax

In the PRC, value added tax (the “VAT”) of 17% (before May 1, 2018), 16% (from May 1, 2018 to April 1, 2019) and 13% (after April 1, 2019 until now) on invoiced amounts is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. VIE and its subsidiary in China that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of sales

Cost of sales consists primarily of material costs, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead, which are directly attributable to the production of products. Write-down of inventories to lower of cost or net realizable value is also recorded in cost of sales.

F-20

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the consolidated statement of comprehensive loss in the period in which they are incurred.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes.” Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized. As of March 31, 2025 and September 30, 2025, the Company did not recognize any deferred tax assets as there were no deductible temporary differences, tax loss carryforwards, or other tax attributes that would give rise to deferred tax assets during the periods presented.

Determination of incremental borrowing rate for leases

The Company determines the incremental borrowing rate (“IBR”) used to measure lease liabilities when the implicit rate in the lease is not readily determinable, in accordance with ASC 842, Leases. The IBR represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment for an amount equal to the lease payments.

In determining the IBR, the Company considers factors including the lease term, the Company’s credit profile, the nature and quality of the underlying collateral, and prevailing market borrowing rates for comparable financing arrangements. The Company may also consider observable market data and adjustments for differences in economic conditions, lease terms, and collateralization.

The determination of the incremental borrowing rate requires significant judgment. Changes in the Company’s credit profile, market interest rates, or other relevant factors could result in changes to the incremental borrowing rate used to measure future lease liabilities and right-of-use assets.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest or penalties associated with uncertain tax positions for the six months ended September 30, 2024 and 2025. As of March 31, 2025 and September 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

F-21

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transactions

The reporting currency of the Company is the Chinese Yuan (“RMB”). The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except that UTime Trading uses United States dollar (“US$”) as functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIE and VIE’s subsidiary, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other (income) expenses, net in the consolidated statements of comprehensive loss.

Convenience translation

Translations of balances in the unaudited consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the six months ended September 30, 2025 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on September 30, 2025 of USD 1.00 = RMB7.1190. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2025, or at any other rate.

F-22

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss is comprised of the Company’s net loss and comprehensive loss. The component of comprehensive loss consists solely of foreign currency translation adjustments.

(Loss)/income per share

Basic net (loss)/income per share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period. Diluted net (loss)/income per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares, if any. Basic and diluted (loss)/income per share for each of the periods presented are calculated as follows:

	Six months ended September 30,
	2024	2025
	RMB	RMB

Numerator:
Net (loss)/profit	(127,317)	9,354
Net (loss)/profit attributable to non-controlling interest	-	-
Net (loss)/profit attributable to UTime Limited, basic and diluted	(127,317)	9,354
Denominator:
Weighted shares outstanding, basic and diluted	4,867	82,650
Net (loss)/profit attributable to UTime Limited per ordinary share:
Continuing operations	(26.16)	0.11

On March 31, 2025, the Company effected a 1-for-10 reverse share split of its Class A ordinary shares; on November 11, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; and on January 26, 2026, the Company effected a 1-for-5 reverse share split of its Class A ordinary shares. All share and per share information presented for all periods has been retrospectively adjusted to reflect both share consolidation events.

Recently issued accounting standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its condensed consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s condensed consolidated financial statements properly reflect the change.

F-23

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards not yet adopted

ASU 2024-03 — Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures: In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures. This ASU requires additional disclosures about specific expense categories, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in relevant expense captions. The amendments also require qualitative disclosures regarding remaining amounts within expense captions and disclosure of total selling expenses and the entity’s definition of selling expenses.

The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. For the Company, the guidance will be effective for the fiscal year beginning April 1, 2027 and interim periods beginning April 1, 2028. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statement disclosures.

ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances income tax disclosure requirements, primarily related to rate reconciliation and income taxes paid.

The amendments are effective for fiscal years beginning after December 15, 2024. For the Company, the guidance will be effective for the fiscal year beginning April 1, 2025. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statement disclosures.

The Company has adopted all accounting standards that became effective for fiscal years beginning on or before April 1, 2025, including ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), and related amendments. The adoption of these standards did not have a material impact on the Company’s unaudited consolidated financial statements unless otherwise disclosed.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
Accounts receivable	52,845	97,260
Allowance for credit losses	(52,845)	(46,089)
Accounts receivable, net	-	51,171

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for credit loss was as follows:

	For the six months ended September 30,
	2024	2025
	RMB	RMB
Balance at beginning of period	293	52,845
Reversal of allowance for credit losses	-	(6,299)
Foreign currency translation difference	(2)	(457)
Balance at the end of period	291	46,089

As of March 31, 2025 and September 30, 2025, the allowance for credit losses amounted to RMB52.8 million and RMB46.1 million, respectively. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

F-24

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
Advance to suppliers	467,429	479,886
Receivables from supply chain service provider	6,042	6,042
Other receivables	25,781	14,221
Allowance for credit losses	(453,717)	(450,847)
Prepaid expenses and other current assets, net	45,535	49,302

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for credit losses was as follows:

	For the six months ended September 30,
	2024	2025
	RMB	RMB
Balance at beginning of period	355	453,717
Reversal of allowance for credit losses	-	(2,788)
Foreign currency translation difference	-	(82)
Balance at the end of period	355	450,847

The Company entered into several agreements with four suppliers in China in March 2024 for purchase of raw materials. The goods were scheduled to be delivered to the Company by October 31, 2024 and November 30, 2024 according to these agreements. Prepayments were made to the suppliers in the total amount of RMB350 million. The prepayment was recorded as “Prepaid expenses and other current assets, net” in the consolidated balance sheet as of March 31, 2024. On March 31, 2025, the Company fully provided for bad debts on this advance payment. Regarding the raw materials continuing to be purchased from one of the above suppliers, Hangzhou Lanya Trading Company Limited in fiscal year 2025, impairment allowance has also been recognized for the prepayment based on aging categories.

During the six months ended September 30, 2025, the Company recognized reversal of allowance for credit losses RMB 2.7 million due to recovery.

F-25

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — INVENTORIES

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
Raw materials	10,474	12,793
Work in progress	2,941	1,777
Finished goods	13,712	7,193
Total inventory, gross	27,127	21,763
Inventory reserve	(20,776)	(17,069)
Total inventory, net	6,351	4,694

The Company analyzed the valuation of inventory and disposed of obsolete inventories. As a result of such analysis, the movement of inventory reserve was as follows:

	Six months ended September 30,	Six months ended September 30,
	2024	2025
	RMB	RMB
Balance at beginning of year	11,026	20,776
Reversal of allowance for obsolete inventories	-	(3,693)
Foreign currency translation difference	(112)	(14)
Balance at the end of year	10,914	17,069

NOTE 7 — PROPERTY AND EQUIPMENT, NET

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	10,768	10,768
Production and other machineries	47,845	47,888
Total	79,608	79,651
Less: accumulated depreciation	(31,059)	(34,018)
Less: impairment	(8,950)	(8,950)
Property and equipment, net	39,599	36,683

Depreciation charged to expense amounted to RMB3.0 million and RMB 3.0 million for the six months ended September 30, 2024 and 2025, respectively.

The accumulated impairment of RMB8.95 million represents impairment losses recognized in prior periods. No additional impairment losses were recognized during the fiscal year ended March 31, 2025 or the six months ended September 30, 2025.

F-26

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES

Operating leases as lessee

The Company leases space under non-cancelable operating leases for office and manufacturing locations and production equipment. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Most leases include an option to renew in condition that it is agreed by the landlord before expiry. Therefore, the majority of renewals to extend the lease terms are not included in its right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term.

As most of the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The components of the Company’s lease expense are as follows:

	Six months ended September 30,
	2024	2025
	RMB	RMB

Operating lease cost	1,723	1,172
Lease cost	1,723	1,172

F-27

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES (cont.)

Supplemental cash flow information related to operating leases was as follows for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	2,076	615

Maturities of its lease liabilities for all operating leases are as follows as of September 30, 2025:

As of September 30, 2025
RMB
Six months ended March 31, 2026	614
Year ended March 31, 2027 and after	1,462
Total lease payments	2,076
Less: Interest	(62)
Present value of lease liabilities	2,014
Less: Current portion, record in current liabilities	(1,160)
Non-current portion of lease liabilities	854

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2025 and September 30, 2025:

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.20	1.71
Weighted average discount rate	3.45%	3.45%

F-28

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES (cont.)

Financing with Sale-Leaseback

UTime Guangxi entered into a sale-leaseback arrangement (the “Lease Financing Agreement”) with Chailease International Financial Leasing Corp. (“CIFLC”) on January 31, 2024, for a total financing proceeds in the amount of RMB6.5 million (approximately US$0.9 million). Under the sale-leaseback arrangement, UTime Guangxi sold the Leased Equipment to CIFLC for RMB6.5 million (approximately US$0.9 million). Concurrently with the sale of equipment, UTime Guangxi leases back the equipment sold to CIFLC for a lease term of five years. At the end of the lease term, UTime Guangxi may buy back the Leased Equipment for free. The Leased Equipment in amount of RMB6.2 million was recorded as right of use assets and the net present value of the minimum lease payments was recorded as lease liability and calculated with CIFLC’s implicit interest rate of 10.7% per annum and stated at RMB6.45 million at the inception of the lease on January 31, 2024.

UTime Guangxi made payments due according to the schedule. As of September 30, 2025, the balance of Leased Equipment net of amortization was RMB1.6 million. The lease liability was RMB1.6 million and its current portion in the amount of RMB1.4 million as of September 30, 2025.

Amortization of the Leased Equipment was RMB1.6 million for the six months ended September 30, 2025. Total interest expenses for the sale lease back arrangement was RMB0.13 million for the period ended September 30, 2025.

As a result of the sale and leaseback, a deferred loss in the amount of RMB0.08 million was recorded. The deferred loss is amortized over the lease term and as an addition to amortization of the Leased Equipment.

The future minimum lease payments of the capital lease as of September 30, 2025 were as follows:

September 30,	Amount
2026	1,448
2027	78
2028	78
2029	26
Less: unearned discount	(76)
1,554
Less: Current portion lease liability	(1,394)
Non-current portion of lease liability	$160

NOTE 9 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1.4 million in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. The Company recorded its pro-rata share of losses in Philectronics of as other (income) expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation. As of September 30, 2024, the Company recognized a full impairment of its equity method investment in Philectronics. As of September 30, 2025, the investment remains fully impaired.

	Six months ended September 30,
	2024	2025
	RMB	RMB

Cost	1,425	-
Less: accumulated impairment	(1,425)	-
Equity method investment, net	-	-

F-29

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS

		As of March 31,	As of September 30,
	Note	2025	2025
		RMB	RMB
Short-term borrowings
China Resources Bank of Zhuhai Co., Ltd. Loan 3	(a)	22,000	22,000
ICBC Loan 3	(b)	7,600	7,000
Bank of Beijing Loan 1	(c)	5,000	5,000
Bank of Beijing Loan 2	(d)	5,000	5,000
China Resources SZITIC Trust Company Limited Loan 2	(e)	5,000	5,000
SH PuDong Development Bank	(h)	8,000	8,000
China Post Savings Bank Meilin Branch	(i)	5,000	5,000
Tianjin Jincheng Bank Co., Ltd.		-	367
Bank of China Wenjin Square Sub-branch		-	5,000
		57,600	62,367
Long-term borrowings
Guangxi Beibu Gulf Bank Loan 1	(f)	5,000	5,000
Guangxi Beibu Gulf Bank Loan 2	(g)	1,000	700
		6,000	5,700

F-30

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS (cont.)

(a)	On November 10, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 3.55%. The loan was rollover in November 2024 and November 2025. The loan will be due in November 2026 with interest rate of 4.0%. The Company mortgaged the office owned by UTime SZ.

(b)	On December 11, 2023, UTime SZ entered into a loan agreement with ICBC, to borrow RMB8 million as working capital at an annual effective interest rate of 3.85%. The loan was renewed in December 2024 and December 2025. The loan will be due in November 2026 with interest rate of 3.2%.

(c)	On January 2, 2024, UTime SZ entered into a credit agreement with Bank of Beijing, according to which Bank of Beijing agreed to provide UTime SZ with a credit facility of up to RMB10 million with a three-year term from January 2, 2024 to January 2, 2027. On January 2, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB5 million as working capital at an annual effective interest rate of 4.05%. The loan is guaranteed by Mr. Bao and his spouse and will be due in January 2027.

(d)	On February 27, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB5 million as working capital at an annual effective interest rate of 4.05%. The loan is guaranteed by Mr. Bao and his spouse and will be due in January 2027.

(e)	On March 26, 2025, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 3.6%. The loan is guaranteed by Mr. Bao and will be due in March 26, 2026.

(f)	On January 25, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank to borrow RMB5 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan was rolled over in January 2025 and, as a result, the loan will be due in January 2027 with interest rate of 4.5%. .

F-31

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS (cont.)

(g)	On January 26, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB1 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mrs. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan was rolled over in January 2025 and, as a result, the loan will be due in January 2027 with interest rate of 4.5%.

(h)	On May 8, 2025, UTime SZ entered into a working capital loan agreement with Shanghai Pudong Development Bank to borrow RMB8 million as working capital at an annual effective interest rate of 4.32%. The loan will be due in April 2026.

(i)	In February 2025, UTime SZ entered into a credit agreement with Postal Savings Bank of China Bank to borrow RMB5 million for a term of one years with interest rate of 3.66%. The loan was originally due in February 2026 and was renewed for another year such that it will be due in February 2027. Mr. Bao is a co-borrower for this loan.

NOTE 11 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
Advance from customers	45,411	50,161
Accrued payroll	11,065	10,957
VAT payable	3,490	2,029
Other payables	29,384	27,043
Total	89,350	90,190

As of March 31, 2025, other payables mainly included RMB12.1 million advance from supply chain service provider and RMB2.2 million unpaid director’s compensation. As of September 30, 2025, other payables mainly included RMB15.1 million advance from supply chain service providers.

F-32

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — OTHER INCOME, NET

	Six months ended September 30,
	2024	2025
	RMB	RMB
Exchange gains	(190)	151
Government grants	(1,946)	(1,015)
Others	(159)	(11,971)
Total	(2,295)	(12,835)

In the period ended September 30, 2025, others mainly included RMB9.1 million reversed allowance of credit losses and RMB 2.2 million gain from deregistration of Utime HZ.

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Minfei Bao	Director of the Company

Mr. Min He	Beneficial shareholder of the Company

Mr. Wu Cong	Director of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB

Philectronics	566	555

Total	566	555

F-33

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB

Mr. Minfei Bao	17,279	17,273
Grandsky Phoenix Limited	22,503	23,485
Mr. Wu Cong	1,005	986
	40,787	41,744

(1)	On April 1, 2023, the Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD 3.5 million, with a term of one year. The loan is interest free. On April 1, 2024, the Company entered into a supplementary agreement with Grandsky Phoenix Limited, who agreed to extend the term for additional one year. As of December 31, 2025, the company repaid USD 1,033,800, and the remaining loan balance was extended for one year.

Starting from July 2024, the Company has successively obtained the interest-free loans from Director Wu totaling RMB 1.0 million.

NOTE 14 — SHAREHOLDERS’ EQUITY

On April 8, 2021, the Company completed its IPO and listed on the Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

On June 29, 2022, the board of directors of the Company approved the 2022 Performance Incentive Plan (the “2022 PIP”). Under the 2022 PIP, the Company reserved a total of 5,300,000 ordinary shares for issuance as or under awards to be made to the participants of the Company. On November 7, 2022, 5,300,000 ordinary shares were issued and granted under the 2022 PIP. The fair value of the ordinary shares granted was calculated at $9,301,500 as of the date of issuance at $1.755 per share.

On November 15, 2023, an aggregate of 4,700,000 ordinary shares were granted and issued under the 2022 PIP. Total fair value of the ordinary shares granted was calculated at $1,179,700 as of the date of issuance at $0.251 per share. To date, no new shares have been allocated to the 2022 PIP and no separate performance incentive plan has been adopted.

On November 15, 2023, the Company entered into certain securities purchase agreement (the “November 2023 SPA”) with certain “non-U.S. Persons” (the “November 2023 Purchasers”), pursuant to which the Company agreed to sell to the November 2023 Purchasers an aggregate of 373,846,160 units (the “November 2023 Units”), each November 2023 Unit consisting of one ordinary share of the Company, par value $0.0001 per share and a warrant to purchase three shares with an initial exercise price of $0.33 per share, at a price of $0.13 per November 2023 Unit, for an aggregate purchase price of approximately $48.6 million. On March 18, 2024, the transaction contemplated by the November 2023 SPA consummated when all the closing conditions of the November 2023 SPA have been satisfied and the Company issued the November 2023 Units to the November 2023 Purchasers pursuant to the November 2023 SPA.

F-34

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — SHAREHOLDERS’ EQUITY (cont.)

On January 6, 2025, the Company entered into certain securities purchase agreement (the “January 2025 SPA”) with certain “non-U.S. Persons” (the “January 2025 Purchasers”), pursuant to which the Company agreed to sell up to an aggregate of 10,200,000 units (the “January 2025 Units”), with each January 2025 Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“January 2025 Share”), and a warrant to purchase three Shares (“January 2025 Warrant”) with an initial exercise price of $0.344 per January 2025 Share, at a purchase price of $0.15 per January 2025 Unit for an aggregate purchase price of approximately $1.53 million. On February 5, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the January 2025 SPA.

On February 27, 2025, the Company entered into certain securities purchase agreement (the “February 2025 SPA”) with certain “non-U.S. Persons” (the “February 2025 Purchasers”) pursuant to which the Company agreed to sell up to an aggregate of 173,400,000 units (the “February 2025 Units”), with each February 2025 Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“February 2025 Share”) and a warrant to purchase three Shares (“February 2025 Warrant”) with an initial exercise price of $0.3275 per February 2025 Share, at a price of $0.13 per February 2025 Unit for an aggregate purchase price of approximately $22.5 million. Following the amendment to the Company’s share capital and the 1-for-10 reverse share split effective March 31, 2025, the number of February 2025 Units sold pursuant to the February 2025 SPA was adjusted to 17,340,000 February 2025 Units, with each February 2025 Unit consisting of one Class A Ordinary Share (“Class A Shares”), par value $0.001 per share, and a warrant to purchase three Class A Shares with an initial exercise price of $3.275 per Class A Share, at a price of $1.30 per February 2025 Unit for an aggregate purchase price of approximately $22.5 million. On April 24, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the February 2025 SPA.

On August 12, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 80,000,000 Class A ordinary shares, par value $0.001 per share, at a price of $0.3125 per Share for an aggregate purchase price of approximately $25 million.

As of September 30, 2025, the Company had 900,000,000 authorized Class A ordinary shares, and 1,009,848 Class A ordinary shares were issued and outstanding. As of September 30, 2025, no Class B ordinary shares were issued and outstanding.

On November 11, 2025, the Company effected a 100-for-1 share consolidation of its Class A ordinary shares. Each 100 issued and outstanding Class A ordinary shares with a par value of US$0.001 per share were consolidated into one Class A ordinary share with a par value of US$0.10 per share. The share consolidation did not affect the Company’s total shareholders’ equity. On January 26, 2026, the Company effected a 5-for-1 share consolidation of its Class A ordinary shares. Each 5 issued and outstanding Class A ordinary shares with a par value of US$0.10 per share were consolidated into one Class A ordinary share with a par value of US$0.50 per share. The share consolidation did not affect the Company’s total shareholders’ equity. All share and per share information presented in these consolidated financial statements has been retrospectively adjusted to reflect the share consolidation for all periods presented.

F-35

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 15 — COMMITMENTS AND CONTINGENCIES

(a) Capital commitment

As of September 30, 2025, the Company had no capital commitments.

(b) Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. As a result, the Company has not recorded any material liabilities in this regard as of March 31, 2025, and September 30, 2025.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

NOTE 16 — REVENUE AND GEOGRAPHY INFORMATION

	Six months ended September 30,
	2024	2025
	RMB	RMB
Feature phone	39,997	29,843
Smart phone	14,764	7,594
Pad/Laptop	40,550	57,471
Others	43,094	4,623
Total	138,405	99,531

The location of the Company’s long-lived assets is as follows:

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
PRC	44,369	40,816
Total	44,369	40,816

F-36

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB72.4 million as of March 31, 2025 and September 30, 2025.

The subsidiaries did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income/Loss from equity method investments.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

BALANCE SHEETS

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB
ASSETS
Current assets
Cash and Cash equivalents	2	-
Prepaid expenses and other current assets	26,516	26,012
Inter-company receivable	466,289	446,439
Non-current assets
Investment in subsidiary	(563,937)	(377,906)
Total assets	(71,130)	94,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	(324)	42
Due to related parties	22,906	23,880
Other payables and accrued liabilities	38,951	25,705
Total liabilities	61,533	49,627

Shareholders’ equity
Class A ordinary shares, par value US$0.5; Authorized: 900,000,000 shares; Issued and outstanding: 7,208 shares as of March 31, 2025 and 210,970 shares as of September 30, 2025*	26	719
Class B ordinary shares, par value US$0.001; Authorized: 100,000,000 shares; nil shares issued and outstanding as of March 31, 2025 and September 30, 2025	-	-
Additional paid-in capital	732,909	1,070,667
Subscription Receivables	-	(160,476)
Accumulated deficit	(878,915)	(869,561)
Accumulated other comprehensive income	13,317	3,569
Total shareholder’s equity	(132,663)	44,918
Total liabilities and shareholders’ equity	(71,130)	94,545

*	On March 31, 2025, the Company effected a 1-for-10 reverse share split of its ordinary shares; on November 11, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; and on January 26, 2026, the Company effected a 1-for-5 reverse share split of its Class A ordinary shares. All share and per share information presented in the accompanying condensed consolidated financial statements have been retrospectively adjusted to reflect these share consolidation events.

F-37

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	Six months ended September 30,
	2024	2025
	RMB	RMB

Loss from equity method investments	(15,582)	9,357
Operating expenses	(111,735)	(3)
Net (loss)/income	(127,317)	9,354
Foreign currency translation difference	1,231	(9,748)
Comprehensive (loss)/income	(126,086)	(394)

STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2024	2025
	RMB	RMB

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss)/income	(127,317)	9,354
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	15,582	(9,357)
Share-based compensation and expenses	107,975	-
Prepaid expenses and other current assets	283	503
Inter-company payable (net of inter-company receivable)	(33,090)	8,635
Related parties	(258)	973
Other payables and accrued liabilities	2,986	(1,664)
Net cash (used in)/provided by operating activities	(33,839)	8,444
Loan received/(paid) from a shareholder	(2,479)	-
Proceeds from issuance of ordinary shares	35,088	-
Effect of exchange rate changes on cash and cash equivalent and restricted cash	1,233	(8,446)
Net change in cash and cash equivalent	3	(2)
Cash and cash equivalents, beginning of year	1	2
Cash and cash equivalents, end of year	4	-

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2025 and September 30, 2025, respectively.

F-38

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — SUBSEQUENT EVENTS

On or about August 15, 2025, the Company received notice from the Nasdaq Stock Market LLC (“Nasdaq”) that it was no longer in compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing, as set forth in Nasdaq Listing Rule 5550(b)(1), based on the stockholders’ equity reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2025.

On August 12, 2025, the Company completed a $25 million private placement of the Company’s Class A ordinary shares (the “August 2025 Private Placement”). The Company believes that as a result of the August 2025 Private Placement it regained compliance with Nasdaq Rule 5550(b)(1), as its stockholders’ equity was approximately $6.69 million, on a pro forma basis, after completing the August 2025 Private Placement.

On October 14, 2025, the Company announced it will discontinue the following subsidiaries, effective immediately: (1) Changsha Utime Business Management Co., Ltd., (2) WTO New York Inc., and (3) UT (HK) International Technology Co. Limited. The Company determined that it was in its best interests to cease operations in such entities and classify them as discontinued businesses. As a result, the Company confirms that it has divested those entities from the UTime corporate group, and their future activities, assets and liabilities will no longer be affiliated with or attributable to UTime Limited or any of its consolidated entities.

On October 17, 2025, the Company closed a best-efforts public offering (the “October 2025 Offering”) pursuant to which the Company sold an aggregate of 22,727,275 units (the “October 2025 Units”), with each October 2025 Unit consisting of one Class A ordinary share of the Company, par value $0.001 per share, and one warrant to purchase one Class A Ordinary Share, at a purchase price of $1.10 per October 2025 Unit, for aggregate gross proceeds of approximately $25 million, before deducting placement agent fees, a non-accountable expense allowance and other estimated expenses payable by the Company.

On November 11, 2025, the Company completed a share consolidation of the Company’s Class A ordinary shares, par value $0.001 per share, on a 100:1 basis, such that each authorized 100 Class A ordinary shares of par value $0.001 were consolidated into one Class A ordinary share with a par value of $0.1 each. The share consolidation did not affect the Company’s total authorized share capital. All share and per share information presented in these consolidated financial statements has been retrospectively adjusted to reflect the share consolidation for all periods presented.

On December 12, 2025, the Company accepted the resignation of Mr. Yihuang Chen, the Chief Operating Officer of the Company, effective immediately.

On January 20, 2026, the Company closed a private placement pursuant to a share purchase agreement with certain investors, dated January 14, 2026 (the “January 2026 Purchase Agreement”). Pursuant to the January 2026 Purchase Agreement, the Company issued an aggregate of 4,550,000 Class A ordinary shares, par value $0.1 per share, at a purchase price of $0.20 per share, to the investors for an aggregate purchase price of $910,000, payable in USD or USDT equivalent.

On January 26, 2026, after obtaining shareholder approval, the Company completed a share consolidation of the Company’s Class A ordinary shares, par value $0.1 per share, on a 5:1 basis, such that each authorized five (5) Class A ordinary shares of par value $0.1 were consolidated into one Class A ordinary share with a par value of $0.5 each. The share consolidation did not affect the Company’s total authorized share capital. At the same time, the Company adopted a Third Amended and Restated Memorandum and Articles of Association, pursuant to which the Company’s authorized Class A ordinary shares were increased to 900,000,000 shares.

F-39